UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO 13d-2

BBV Vietnam S.E.A. Acquisition Corp.
(Name of Issuer)

Common Stock, $0.0001 par value per share
(Title of Class of Securities)

Y0764A114
(CUSIP Number)

                        December 31, 2008
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐   Rule 13d-1 (b)
☐   Rule 13d-1 (c)
☒  Rule 13d-1 (d)

*  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s))
Page 1 of 5 Pages

CUSIP No. Y0764A114	13G	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Robert H.J. Lee
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ </fon t> (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5	SOLE VOTING POWER 397,898 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 397,898 (1)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 397,898 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.15% (2)
12	TYPE OF REPORTING PERSON* IN

(1) Does not include warrants to purchase 105,264 shares of common stock that become exercisable upon the consummation of the issuer’s initial business combination.

(2) Calculated based on 6,468,750 shares of common stock issued and outstanding as of September 30, 2008.

CUSIP No. Y0764A114	13G	Page 3 of 5 Pages

Item 1.

(a) Name of Issuer:

BBV Vietnam S.E.A. Acquisition Corp.

(b)	Address of Issuer's Principal Executive Offices:

61 Hue Lane, HaiBaTrung District, Hanoi, Vietnam

Item 2.

(a)	Name of Person Filing:

Robert H.J. Lee

(b)	Address of Principal Business Office or if none, Residence: 25585 O'Keefe Lane Los Altos Hills, CA 94022

(c)	Citizenship: United States

(d)	Title of Class of Securities: Common Stock, $0.0001 par value

(e)	CUSIP Number: Y0764A114

Item 3.	Not Applicable.

Item 4.	Ownership.

(a)	Amount Beneficially Owned: 397,898 (1)

(b)	Percent of Class: 6.15% (2)

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 397,898 (1)

(ii)	shared power to vote or to direct the vote: 0

(iii)	sole power to dispose or to direct the disposition of: 397,898 (1)

(iv)	shared power to dispose or to direct the disposition of: 0

(1) Does not include warrants to purchase 105,264 shares of common stock that become exercisable upon the consummation of the issuer’s initial business combination.

(2) Calculated based on 6,468,750 shares of common stock issued and outstanding as of September 30, 2008.

Item 5.	Ownership of Five Percent or Less of a Class: Not Applicable

CUSIP No. Y0764A114	13G	Page 4 of 5 Pages

Item 6.	Ownership of More than Five Percent on Behalf of Another Person: Not Applicable

Item 7.	Identification and Classification of Subsidiary Which Acquired the Securities: Not Applicable

Item 8.	Identification and Classification of Members of the Group: Not Applicable

Item 9.	Notice of Dissolution of Group: Not Applicable

Item 10.	Certifications: Not Applicable

CUSIP No. Y0764A114	13G	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 12, 2009

/s/ Robert H.J. Lee
Robert H.J. Lee